SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

                  BEMA GOLD CORPORATION
(Translation of Registrant’s name into English)

               1138 Melville Street, 18th Floor
             Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

     [Indicate by check mark whether the Registrant files or
will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____   Form 40-F

     [Indicate by check mark whether the Registrant by
furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____  No

     [If “Yes: is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b).]

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  BEMA GOLD CORPORATION
(Registrant)

By:                   /s/ Roger Richer
(Signature)

            Roger Richer, Vice President, Administration,
                       Secretary and General Counsel
(Name and Title of Signing Officer)

Date:       December 4, 2002

BEMA GOLD CORPORATION/CONSOLIDATED PUMA MINERALS CORP.
Joint News Release

Results from Russian PGE Project Extend Mineralized Zones

December 3, 2002

Consolidated Puma Minerals (“Puma”), a 64% owned affiliate of Bema Gold Corporation, is pleased to report the results from the ongoing exploration program on the East Pansky Property on the Kola Peninsula in north-western Russia. Exploration in 2002 has focused on surface mapping/ sampling and drilling in two zones, the South Pechempak and Churozerski zones. Results to date have significantly increased the strike length of both zones and confirm their potential to host large, high grade PGE* deposits. * Platinum Group Elements

Based on this year’s program and previous exploration work on the South Pechempak zone, significant PGE mineralization has been encountered in drilling and surface sampling over a strike length of 3.5 kilometres. The zone remains open to the east, west and at depth. Several surface samples and chip samples within the zone contain grades greater than 10 grams per tonne PGE+Au with results up to 14.83 grams per tonne PGE+Au. Puma has drilled 17 holes totaling 4,600 metres on a 500 metres section of the 3.5 kilometres of strike length at South Pechempak. To date, Puma has received results from 9 holes. Significant results from Puma’s recent program and previous Russian drilling include:

Hole #	From (m)	To(m)	Length(m)	PGE* +Au (g/t)

P-29	21.2	23.8	2.60	13.69
P-214	23.1	24,2	1.10	50.02
P-220	29.8	33.5	3.70	6.41
P-225	48.1	51.3	3.2	14.00
P-231	72.6	73.2	0.6	17.56
P-238	21.6	21.75	0.15	3.78
P-300**	160.05	161.75	1.70	9.07+
P-235A**	23.4	24.4	1.00	14.68+
P-235	25.0	27.1	2.10	30.46
P-302**	92.5	93.4	0.90	6.44+

* PGE elements include platinum, palladium and rhodium
**Puma hole
+Lakefield analysis (Pt, Pd & Au only)

The Churozerski zone, located 22 kilometres east of the Pechempak zone, has been extended to over 8.5 kilometres of strike length through surface sampling and drilling and is open to the east, west and at depth. Several surface samples and chip samples contain grades greater than 10 grams per tonne PGE+Au with results up to 39.08 grams per tonne PGE+Au. Puma has drilled 13 holes totaling 3,100 metres at Churozerski on a 2.5 kilometre section of the 8.5 kilometre of strike length. To date Puma has received results from 10 holes. Significant results from Puma’s recent program and previous Russian drilling include:

Hole #	From(m)	To(m)	Length(m)	PGE *+Au(g/t)

C-253	22.7	24.6	1.90	18.67
C-256	66.3	68.0	1.70	7.48
C-259	101.0	101.5	0.50	13.60
C-261**	73.60	80.60	7.00	1.16+
C-265**	101.9	102.02	0.12	18.59
C-266**	41.6	41.85	0.25	16.79
C-253A**	16.5	19.1	2.60	16.53

* PGE elements include platinum, palladium and rhodium
**Puma hole
+Lakefield analysis (Pt, Pd & Au only)

Drilling is continuing on site and assay results are pending for 11 additional drill holes. Based on the encouraging exploration results at the East Pansky Project in 2002 Puma intends to continue an aggressive program of surface sampling, geophysics and drilling in 2003 to further test the potential of the property.

Assays for this project are performed by the geological institute at Apatity and the Kola Geological Informational Laboratory Centre in Apatity. Duplicate samples are sent to SGS Lakefield Research Limited in Canada. Tom Garagan has acted as Qualifying Person on the project.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

On behalf of CONSOLIDATED PUMA MINERALS CORP.

“Roger Richer”
President & Director

For further information on Bema Gold, Puma or the remaining drill results please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively visit our web-site at www.bema.com

The Toronto Stock Exchanges and the TSX Venture Exchange neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO. Consolidated Puma Minerals Corp. trades on the TSX Venture Exchange. Symbol: CPW.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.